Schedule A

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- **Schedule A**
- Schedule B
- Schedule C
- Schedule D
- Schedule E
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Primary Business Name: BRUCE MARKETS LLC   **BD Number: 300209**

BD - AMENDMENT

11/06/2025

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

◉ Yes ○ No

Ownership Codes:					
	NA	- less than 5%	B - 10% but less than 25%		D - 50% but less than 75%
	A	- 5% but less than 10%	C - 25% but less than 50%		E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
BRUCE MARKETS HOLDINGS LLC	DE	MANAGING MEMBER	08/2024	E	Y	N	99-4269919
D'AUGE, RALPH ANTHONY	I	FINOP/PRINCIPAL FINANCIAL OFFICER	08/2025	NA	N	N	4664611
INGLOT, KATARZYNA	I	CHIEF COMPLIANCE OFFICER	07/2025	NA	Y	N	4902558
LISH, MICHAEL K	I	CHIEF OPERATING OFFICER, PRINCIPAL OPERATIONS OFFICER	09/2024	NA	N	N	4539941
RUHANA, GEORGE WILLIAM	I	EXECUTIVE CHAIR - BOARD OF DIRECTORS, BRUCE MARKETS HOLDINGS LLC.	07/2025	NA	Y	N	5517069
WALLACH, JASON	I	CHIEF EXECUTIVE OFFICER	01/2025	NA	Y	N	4918286